Overview

Malibu Compost makes certified biodynamic and organic compost on organic farms that is sold through national and regional distribution to the lawn and garden industry, the organic growing market and to organic farms and vineyards. Our flagship product: Bu's Blend Biodynamic Compost is also the cornerstone of our Potting Soil, Lawn Products and Compost Tea Line. Our compost is unique to both the gardening and agricultural markets, as it is the only farm-made, and completely finished compost that is available to either sector. Our proprietary formulas and protocols create a product of superior quality, result and ease of usage.

Our two main sources of income are sales of our product line (89%) and consulting (6.4%). We also generate a smaller percentage of sales, less than 1/2 of 1%, from marketing items; t-shirts, cow cut-outs. The remaining 4.6% is shipping and miscellaneous income. Malibu Compost's total revenue for 2016 was $1,468,956.

Our compost, as well as our compost production, has become legendary in just over 8 years of business. Our reputation for creating the highest quality, and first, truly premium brand of compost has put Malibu Compost on the map as an industry leader and innovator. We've been invited to speak at several national garden and industry events. The U.S. Composting Council had us panel a discussion earlier this year on composting and the burgeoning thirty million dollar cannabis market.

We have built a national customer base, a recognized brand, and a diverse distribution network across 30 states. By creating regional production facilities in addition to the CA and OR farms, our company will be able to more than double existing margins on bagged soils, lower the price point for consumers, and minimize our carbon footprint by eliminating shipping distances. Expanded production capacity will also allow Malibu Compost to service industry segments such as farms and vineyards that clamor for larger quantities of compost but are forced to settle for inferior substitutes. In addition to expanding to Pennsylvania in 2018, the Midwest and South in 2019, and Texas in 2020, our ambition is to define and set the industry standard for the new premium compost and potting soils categories. Finally, Malibu Compost has and will continue to change how our world integrates a truly organic and sustainable approach to the ways we grow our food, plants, and soil health.

All of us at Malibu Compost believe that we have just touched the tip of the iceberg with our sales of true organic and biodynamic compost, potting soil, lawn amendment, and compost teas. We have seen massive increases in demand and sales for both our potting soil and compost as we take our line across the country and into more and more states. We had to turn down over half a million dollars in sales ($500,000) this past spring due to the fact that the demand was higher than the output that we could create in our existing facilities. To date, we are sold in thirty states. We have the ability via our two national distributors to sell in all fifty states and the District of Columbia. At this point, the demand for our products far exceeds the supply.

Malibu Compost has also seen spikes in the sales of our compost tea line as we have updated our marketing efforts with a new website, stronger social media presence and through our educational outreach program that we call the "BU Tour." We take dozens of classes every year into nurseries, out to garden clubs and horticultural societies, as well as to national and regional garden shows and exhibits to press the flesh with thousands of people, to teach them firsthand how to grow organically and why incorporating our product line into their garden, grow, landscape, golf course, farm or vineyard is the way for them to get a tested, true organic, biologically-active and farm-made and biodynamic compost, potting soil, lawn amendment or compost tea into their soil and onto their plants.

We have seen a consistent growth of annual sales since starting Malibu Compost in 2009. We hit a plateau in sales over the past two years because demand exceeded our production capability. We've maximized our production space at both of our existing farms and have plans to bring on a new facility in Oregon this fall. That, coupled with strong sales and marketing efforts, increasing our visibility and shelf space in the retail sector of the lawn and garden market via our distributors, and continuing to build our presence through live outreach and social media, has continued to make 2017 strong and the prospects for 2018 and beyond incredible!

Milestones

We originally formed the Company as a California limited liability company called Malibu Compost LLC on July 7, 2009. A total of 1,000,000 membership units in the LLC were issued to the founders and other early investors. On September 11, 2017, the LLC was converted to a California benefit corporation called Malibu Compost Inc. At that time, all 1,000,000 membership units in the LLC were converted to an equal number of shares of Class F Common Stock, which have ten votes per share. The intent behind this "supervoting" founders' stock was that the original group of founders and early investors in the LLC would continue to have voting control over the management and direction of the Company.

Here are some of the results since the Company's founding:

- We have revenue in excess of $6.5 million over the first 7 years of operation, and we were profitable within our first 36 months.
-We had to turn away approximately $500,000 worth of sales in Spring 2017 due to high demand and limited availability.
-Our national and regional distributors are serving 30 states.
-We expect immediate profit margin gains of 10% upon completion of this current fundraising due to our ability to lower costs.
-We have approximately $450,000 worth of purchase orders from our 2017 distributor trade shows held August-September 2017. These purchase orders have delivery dates from November 2017 through April 2018.
-We test every batch of our compost for GMOs, herbicides and pesticides.

-We have unparalleled educational outreach program for nurseries, distributors, schools, garden clubs, horticultural societies and national gardening shows, as well as animal rescue and animal rights activism.

Historical Results of Operations

-*Revenues & Gross Margin:* For the year ended December 31, 2016, the Company had revenues of $1,468,956 compared to the year ended December 31, 2015, when the Company had revenues of $856,897. Our gross margin was 43.72% in 2016, compared to 40.75% in 2015. This near doubling of revenue was due to opening of additional markets in Michigan and the Northeast and sharply increased demand from our current customers. We also expanded our relationships with our national and regional distributors and expect this growth to continue in 2018. Our year-to-date revenue for 2017 is similar to 2016. We are expecting total revenue in 2017 will be around $1,500,000. We will continue to open new markets across the country as we continue to work closely with our national and regional distributors.

-*Assets:* As of December 31, 2016, the Company had total assets of $319,860, including $16,394 in cash. As of December 31, 2015, the Company had $342,725 in total assets, including $18,284 in cash.

-*Net Income*: The Company had net income of $40,259 and net losses of $99,680 for the year ending December 31, 2016 and December 31, 2015, respectively. Our year-to-date net income for 2017 is $44,192.

-The Company has short-term debt totaling $224,466 and $317,172 for years ending December 31, 2016 and December 31, 2015, respectively.

Liquidity & Capital Resources

To-date, the company has been financed with $1,027,750 in equity from current investors.

As of 9/30/2017, the company had $80,464 outstanding on a fixed rate loan with a maturity date of February 1, 2021 from Rudolf Steiner Finance located in San Francisco, CA. The loan has an interest rate of 6%.

We have a line of credit of $100K with US Bank with no maturity date and an interest rate of 8.25%. It is personally guaranteed by two of our current investors. This line of credit is used for short-term working capital and for raw materials. The current balance as of 9/30/2017 is $78,773.

For more information, see Use of Funds on our Form C. We plan to use the proceeds as set forth in this Form C under "Use of Funds".

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Cash in Hand, Burn Rate, Short/Mid Term Expenses

2017 has been a profitable year. Malibu Compost Inc. cash in hand is $36,852.69, as of September 2017. Over the last three months, revenues have averaged $133,656.02/month and expenses have averaged $115,210/month. We have had some negative months but this has been due to earlier than normal purchasing of raw materials for our distributor trade show purchase orders for Nov-Dec 2017 and into Jan-April 2018. Expenses will go up in the next few months in parallel with our increased production costs. The funds that we raise will be used for these expenses of raw goods, early order bagging and warehousing, as these functions will have the greater immediate impact on increasing our gross profit. Our experience has shown that this planning of having these purchase orders filled, stored, and ready to ship minimizes fulfillment time, which results in overall higher annual sales per customer.